Filed by ICON plc
This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933
Subject Company: PRA Health Sciences, Inc.
(Commission File No. 001-36732)
Date: May 21, 2021

The following communication was made available by ICON plc to certain of its employees on May 21, 2021.

Customer Key Messages
*** For Internal Reference Only – Do Not Distribute This Document To Customers ***

This document has been designed to provide client-facing teams with messages to respond to customers who may be concerned about disruption to their studies during the integration of ICON and PRA. The document is structured to include top-line key client messages as well as more specific information related to what both companies are doing to aid the engagement and retention of employees.
The messages in this document mirror content in a section of ICON’s public website, which is dedicated to updates on the ICON-PRA agreement and progress on integration. Client-facing teams in both organisations can refer customers to these webpages in addition to using the messages below to respond to specific client questions.

High-level Key Client Messages
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This strategic transaction brings together two high-quality, growing organisations with similar customer-centric cultures to create a world leading healthcare intelligence and clinical CRO. The combined organisation will bring specific opportunities for customers, including:

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Scale: With broader and deeper consulting, clinical and commercial services portfolio, geographic footprint, depth of therapeutic expertise, and expansive data driven healthcare technology, we can deliver enhanced globally scaled expertise & solutions for all customers. Combined, ICON and PRA will be:

-	World leader in Functional Service Provision (FSP)
-	Global number 2 in full service Ph 2/3 clinical research
-	Global number 2 in Early Phase clinical research
-	Global number 3 in Late Phase & RWE
-	Global number 4 in Central & Speciality Laboratory Services
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Focus: ICON and PRA will have a combined singular focus on clinical research and commercialisation, leveraging transformational technology and innovation to execute clinical trials from Phase 1 to post-approval studies with the highest quality, expertise and speed. With no ownership from a parent organisation with different business lines or models, and no distractions from ‘near adjacencies’, we will be completely committed to achieving clients’ clinical development programs.

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Continuity and Delivery: Both organisations have a solid track record of delivery and highly experienced management teams who have a strong history integrating successful businesses. We have launched a comprehensive integration management office, with senior members from ICON and PRA represented in every workstream on the integration planning team, to ensure minimal disruption to client service delivery and effective, gradual integration of both organisations.

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Speed to market: Our extensive services portfolio, digital and data technology capabilities, and enhanced access to more diverse patient populations, will be combined with flexible delivery approaches and partnership models – all with the aim of reducing development time and cost.

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Flexible partnership models: Whilst ICON and PRA have partnerships with a majority of world’s top biopharma companies, together we also have thousands of biotech clients worldwide. We will be the global leader in Functional Service Provision and a top global provider of full service clinical research. Regardless of the size of your organisation or your project – We work your way.

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Differentiated DCT Platform, Healthcare Intelligence & Technology: Combining PRA’s mobile health, commercial connected health platforms, real world data and information solutions with ICON’s global site network, home health services and wearables expertise will deliver differentiated de-centralised and hybrid trial solutions to meet growing customer needs.

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Access to patients: The combinations of ICON’s global site network (Accellacare), specialised oncology network (Oncacare), In-home clinical services (formerly Symphony Clinical Research) with PRA’s paediatric site network, together with the Clinical Research Units of both organisations, will provide clients with enhanced access to a larger global pool of more diverse patients.

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Emerging therapies: ICON and PRA offer deep experience in the unique challenges of developing emerging treatments such as Immuno-oncology and other Cell and Gene Therapies, with several approved treatments already on the market.

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Both ICON and PRA are combining from positions of strength and are proactively consolidating their current positions within the industry to create the leading healthcare intelligence and clinical CRO that is set to take full advantage of the current strong market demand.

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Both ICON and PRA have a history of robust growth and performance and are ready to build on this strength using the outstanding talent that resides in both organisations to deliver on our mission and bring enhanced value to customers and employees.

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ICON and PRA share a common culture focused on operational excellence, technology and innovation, people development and customer delivery. As a combined company, with expanded capabilities and expertise, we will offer employees exciting roles and significant career development opportunities within and across the key service areas and geographies in the company.

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The CRO industry is undergoing a second wave of consolidation: following ICON’s announcement to acquire PRA Health Sciences in February several partnerships, consolidations and divestures are either happening now, or on the horizon:

o	March 9 – Reuters reports that Syneos is working with investment bank Centerview Partners on soliciting acquisition offers from other companies and private equity firms (read article)
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March 23 – LabCorp hires Goldman Sachs Group Inc. as its financial adviser to launch a review of the company’s strategy, including whether it should spin off its drug-development unit, Covance (read article).

o	April 16 – PPD acquired by scientific equipment manufacturer ThermoFisher for $17 billion (read article)
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April 19 – Parexel’s owner, private equity firm Pamplona Capital Management, is having behind the scenes talks about a potential sale of Parexel at a value of about $9 billion including debt, via investment banking advisory firm Evercore (read article)

o	April 28 – ERT and BioClinica announced a merger (read article)
o	May 5 – LabCorp announces a rebranding of Covance to LabCorp Drug Development (read company announcement)

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The Life Sciences industry itself is transforming via digital disruption, a rapidly evolving regulatory environment, increasing demands for economic value from payers, and changing societal expectations, particularly since the COVID pandemic. CROs must also adapt to meet new market demands.

Messages around Integration Planning
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There is a clear intent that the integration of ICON and PRA will be managed carefully, and over time. Both organisations have a long history of M&A activity and are applying this experience and knowledge to ensure a smooth integration of the new organisation.

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An integration governance framework has been formed to guide the two companies during this time of transition. This comprises a global steering committee including representatives of both companies and a dedicated integration planning team and integration management office. We have also engaged a team from PwC, who have deep M&A integration and CRO/pharma sector experience, to assist with methodology and facilitation.

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Senior members from ICON and PRA are represented in every workstream on the integration planning team, allowing for collaboration and for both cultures to be considered.  To focus our planning efforts, we have five cross-functional platform teams and several function-driven workstreams, all of which report to the Integration Management Office. We also have a global steering committee, chaired by the CEOs from ICON and PRA. The five cross-functional platform teams are:

o o o o o o	Synergy & Business Transformation Cross-Selling Opportunities Organisational Design and Talent Change & Communications Enabling Systems & Infrastructure Decentralised & Hybrid Trials
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Recognising the importance of employee engagement and retention, a workstream on culture, communications and change management has been formed to ensure that employees receive appropriate information as it becomes available, that both cultures are considered, and that decision-making is communicated in a transparent manner. Employees are already receiving regular video and email integration updates, which feature the CEOs and Integration Leads from both companies.

•	Steve Cutler has named his leadership team for the new combined company on 11 May 2021, which takes effect upon closing of the transaction.
•	While we are early in the integration planning stages, we can confirm that on Day One there will be no changes to:
o o o o	Operational teams delivering current studies IT Systems that enable sponsor study delivery SOPs Employment terms & conditions and employee benefits
•	Closing of the deal is expected in early July 2021. Additional milestones and timelines will be shared with ICON and PRA employees as well as with client partners at the appropriate time.
Messages related to employees
•	As people-focused organisations, both ICON and PRA recognise that their employees are their greatest strength and are the driving force behind our respective companies’ success.
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Both companies have strong people practices, competitive total rewards packages, and continuous learning and development cultures that aim to ensure that employees are engaged and personally and professionally developed and have long and rewarding careers in ICON and PRA.

•	The combination of ICON and PRA presents employees with exciting career growth and development opportunities
•	Team stability and employee engagement remain a top priority now and as the transition to a combined company occurs after closing.
•	Both companies are in strong growth phases and continue to hire in line with the demands of our customers
•	Compensation:
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Total compensation in both companies is competitive, at, or above, the current market rates. Both companies conduct regular reviews of salary ranges, using best-in-class analysis, to ensure fair pay irrespective of gender, race or ethnicity.

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As independent companies, both ICON and PRA have pay-for-performance and merit-based promotion philosophies and have strong track-records of developing talent and filling vacancies through internal hires. This philosophy and focus on developing talent will be maintained in the combined company.

•	Continuous Training & Development Cultures
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Both companies’ approach to learning is to provide a continuous learning culture, delivered through focused resources, which are underpinned by clearly-defined competencies to clearly progress employees’ careers

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Programmes include tailored CRA Academies and a range of Project Management Curricula, Therapeutic-focused programmes and People Leader Development programmes.  Upon close, we will ensure that both companies’ excellence in training and development will remain a central focus of our people practices, to continue to advance employee careers.

o	An overview of some key development programmes are listed in the table below:
PRA		ICON

PRA utilizes 13 distinct training programs across global operations to assist employees who are interested in new clinical operations roles and/or developing their skillset. Here are just a few of those programs:

ICON’s Industry-leading, custom-built learning portal, CareerHub, showcases the breadth of careers available to employees and the detailed and focused learning resources to help employees in their career journey.

•	CRA BRIDGE Program	•	CRA Academy Stages 1 - 3
	A program that meets business and employee development needs by training team members and new hires with tangential experience to become CRAs.		Tailored to the unique needs of a CRA, whether they are starting out in their career as graduates or are more experienced and need to further develop critical skills for more complex monitoring topics

•	SWIFT Program	•	Early Career CRA Development Programme
Related to the BRIDGE program, the SWIFT Program trains internal CRAs to eventually take a managerial role as a Clinical Trial Manager (CTM), ensuring preparedness and effectiveness in their new role
A programme specifically developed to support employees working in other areas of clinical operations teams, who want to move into a CRA position, further strengthening the career progression of our own people

•	InteGRAL Program	•	Clinical Trial Management Curriculum
	A program similar to BRIDGE, but intended to develop local regulatory affairs leads and global regulatory affairs leaders, allowing employees to seek advancement within the department.		Comprehensive set of trainings and resources to upskill professionals to move from CRA to CTM and PM roles

•	STRIDES Program	•	Project Management Learning Curriculum

A competency-based project management training and development program for Global Project Delivery that enhances the effectiveness of PM talent and helps them become more focused and skilled in four key areas – leadership, communication, crucial conversations and strategic direction
Curriculum aimed at introducing employees to the knowledge, skills, tools and the best practices essential to the successful planning and controlling of projects

•	LEAD Program	•	Biometrics Academy

A program designed for new people managers to provide them with foundational skills that will speed up their acclimation to the role of managing others; courses include interviewing and on-boarding, managing direct reports, communications as a manger and change management
Designed to develop the next generation of clinical research professionals and create a pipeline of successful Data Management, Biostatistics and Programming experts in ICON

•	PM BOOST	•	Cell and Gene Therapy Academy
	A six-month program designed to support Clinical Trial Managers and SULs in the EAPA region in their goals to become Project Managers, so they are ready for promotion when a PM role becomes available		Intended for the education of ICON employees in the clinical science and therapeutic application of CGT concepts

•	Oncology University	•	People Leader Development Programmes
	A course series designed to preparing experienced CRAs to monitor oncology trials; both Global Operations and Strategic Solutions have a variation of this program		Designed to equip People Leaders with the necessary skills to effectively engage, retain, develop and manage their teams

•	Biometrics Academy	•	Leading at ICON
	A program designed to train entry level Clinical Data Coordinators and Statistical Programmers in our Strategic Solutions division		Our foundation leadership programme for Directors, Senior Directors and new VPs. It is run in conjunction with Smurfit Business School in Ireland, one of Europe’s leading business schools

		•	Senior Leadership Development Programme
Accelerated development programme targeted at Senior Directors to equip our future leaders for current and longer-term success

		•	Leading for Growth

Accelerated development programme targeted at VPs and SVPs to ensure that they are equipped with the knowledge, tools and frameworks to build comprehensive strategic plans to drive business growth as well as skills to translate this strategy into an actionable plan for their teams.

•	Engaging employees through CSR Programmes Employee Engagement Initiatives

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Both ICON and PRA have corporate social responsibility (CSR) programmes in place which engage employees by providing them the opportunity give their time and talents to their local and regional communities.

o	CSR activities include employee volunteering, charity fundraising, matching donation programmes and corporate partnerships.
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Diversity, equality and inclusion (DE&I) initiatives are underway at both companies to bring global teams together and ensure that employees from different regions and backgrounds feel welcome, empowered and comfortable throughout their careers.

•	A clear focus on Employee Engagement
ICON and PRA regularly conduct surveys and focus groups to gauge and measure employee sentiment towards the respective companies. Examples include:
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Comprehensive global engagement and enablement surveys, which measure how people feel about working for ICON / PRA and whether they have the tools to enable them to do their jobs effectively. Feedback from these surveys help create detailed action plans at a group, function and team level.

o	Pulse check surveys to measure employee sentiment on specific topics / initiatives
o	Stay interviews to help managers understand why employees stay and what might cause them to leave
o	Skip level meetings to develop trust and rapport between senior leaders and employees

Cautionary Note Regarding Forward-Looking Statements
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between ICON public limited company, a public limited company in Ireland (“ICON”) and PRA Health Sciences, Inc., a Delaware corporation (“PRA”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding ICON’s and PRA’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of ICON’s and PRA’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite ICON and PRA stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; litigation relating to the potential transaction that has been or could be instituted against ICON, PRA or their respective directors; the effects of disruption to ICON’s or PRA’s respective businesses; restrictions during the pendency of the potential transaction that may impact ICON’s or PRA’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on ICON’s or PRA’s stock prices; transaction costs; ICON’s ability to achieve the benefits from the proposed transaction; ICON’s ability to effectively integrate acquired operations into its own operations; the ability of ICON or PRA to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of ICON’s or PRA’s control (including public health crises, such as pandemics and epidemics); risks regarding PRA’s ability to maintain large customer contracts or enter into new contracts; PRA’s ability to attract suitable investigators and patients for its clinical trials; PRA’s ability to keep pace with rapid technological change; PRA’s potential liability if a patient is harmed; and the factors set forth under the heading “Risk Factors” of ICON’s Annual Report on Form 20-F and PRA’s Annual Report on Form 10-K and most recent Quarterly Report on Form 10-Q, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither ICON nor PRA assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.
No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders
In connection with the potential transaction, ICON has filed a registration statement on Form F-4 (File No. 333-254891) with the SEC containing a prospectus of ICON that also constitutes a proxy statement of each of ICON and PRA. The registration statement, as amended, was declared effective, by the SEC on April 28, 2021.  Each of ICON and PRA commenced mailing copies of the definitive joint proxy statement/prospectus to stockholders of ICON and PRA, respectively, on or about April 28, 2021.  ICON and PRA may also file other documents with the SEC regarding the potential transaction. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that ICON or PRA have filed or may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF ICON AND PRA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by ICON or PRA through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ICON are available free of charge on ICON’s website at https://www.iconplc.com and copies of the documents filed with the SEC by PRA are available free of charge on PRA’s website at https://www.prahs.com/. Additionally, copies may be obtained by contacting the investor relations departments of ICON or PRA.
ICON and PRA and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of ICON is set forth in its annual report on Form 20-F, which was filed with the SEC on February 24, 2021. Information about the directors and executive officers of PRA is set forth in its Amendment to Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on March 30, 2021. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction are included in the registration statement and joint proxy statement/prospectus and other relevant materials filed with the SEC.
The term “ICON” and such terms as “the company,” “our,” “we,” “us” and “its” may refer to ICON public limited company, one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.